Exhibit 12

Dominion Resources Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

			Years Ended
	Three Months Ended March 31, 2006 (a)	Twelve Months Ended March 31, 2006 (b)	2005 (c)	2004 (d)	2003 (e)	2002	2001 (f)
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$ 738	$ 1,677	$ 1,616	$ 1,964	$ 1,547	$ 2,043	$ 914
Distributed income from unconsolidated investees, less equity in earnings	-	(46)	(15)	3	(5)	24	33
Fixed charges included in the determination of net income	280	1,065	1,047	982	1,010	975	1,026
Total earnings, as defined	$ 1,018	$ 2,696	$ 2,648	$ 2,949	$ 2,552	$ 3,042	$ 1,973

Fixed charges, as defined:
Interest charges	294	1,129	1,102	1,020	1,084	1,051	1,063
Rental interest factor	14	53	53	41	31	27	19
Total fixed charges, as defined	$ 308	$ 1,182	$ 1,155	$ 1,061	$ 1,115	$ 1,078	$ 1,082

Ratio of Earnings to Fixed Charges	3.30	2.28	2.29	2.78	2.29	2.82	1.82

(a) Earnings for the three months ended March 31, 2006 include a $172 million charge primarily resulting from the write-off of certain regulatory assets related to the pending sale of The Peoples Natural Gas Company and Hope Gas, Inc., a $10 million charge related to expenses following Hurricanes Katrina and Rita, and $13 million of asset impairments. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the three months ended March 31, 2006.

(b) Earnings for the twelve months ended March 31, 2006 include a $423 million charge reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following Hurricanes Katrina and Rita, a $172 million charge primarily resulting from the write-off of certain regulatory assets related to the pending sale of The Peoples Natural Gas Company and Hope Gas, Inc., $29 million of impairment charges related to Dominion Capital, Inc. assets, $82 million of charges related to other asset impairments, a $38 million charge related to expenses following Hurricanes Katrina and Rita, and $10 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the three months ended March 31, 2006.

(c) Earnings for the twelve months ended December 31, 2005 include a $423 million charge reflecting the de-designation of hedge contracts resulting from the delay of natural gas and oil production following Hurricanes Katrina and Rita, $73 million in charges resulting from the termination of certain long-term power purchase contracts, $21 million in net charges related to trading activities discontinued in 2004, including the Batesville long-term power-tolling contract divested in the second quarter of 2005, and other activities, $35 million of impairment charges related to Dominion Capital, Inc. assets, a $76 million charge related to miscellaneous asset impairments, a $28 million charge related to expenses following Hurricanes Katrina and Rita, and $5 million of charges related to other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2005.

(d) Earnings for the twelve months ended December 31, 2004 include $76 million of impairment charges related to Dominion’s investment in and planned divestiture of Dominion Capital, Inc., a $23 million benefit associated with the disposition of certain assets held for sale, an $18 million benefit from the reduction of accrued expenses associated with Hurricane Isabel restoration activities, $96 million of losses related to the discontinuance of hedge accounting for certain oil hedges and subsequent changes in the fair value of those hedges during the third quarter following Hurricane Ivan, $71 million in charges resulting from the termination of certain long-term power purchase contracts, a $184 million charge related to the Batesville long-term power-tolling contract divested in the second quarter of 2005, a $10 million charge related to the sale of natural gas and oil production assets in British Columbia, and $27 million of charges related to net legal settlements and other items. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2004.

(e) Earnings for the twelve months ended December 31, 2003 include a $134 million impairment of Dominion Capital, Inc. assets, $28 million for severance costs related to workforce reductions, an $84 million impairment of certain assets held for sale, $197 million for restoration expenses related to Hurricane Isabel, a $105 million charge related to the termination of a power purchase contract, $64 million in charges for the restructuring and termination of certain electric sales contracts, and a $144 million charge related to our investment in Dominion Telecom including impairments, the cost of refinancings, and reallocation of equity losses. Excluding these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2003.

(f) Earnings for the twelve months ended December 31, 2001 include $220 million related to the cost of the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a $40 million loss associated with the divestiture of Saxon Capital Inc., a $281 million write-down of Dominion Capital, Inc. assets, a $151 million charge associated with Dominion’s estimated Enron-related exposure, and a $105 million charge associated with a senior management restructuring initiative and related costs. Excluding these items from the calculation above would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2001.